EXHIBIT 99.2
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P R E S S   R E L E a S E
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NEWS RELEASE
FOR IMMEDIATE RELEASE
JULY 4, 2005

                 ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE
      THE JULY 2005 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO
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CALGARY, JULY 4, 2005 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC
Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.75594 to 1.76921. Such increase will be effective on July 1, 2005.

The following are the details on the calculation of the Exchange Ratio:

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                               Opening      ARC Energy      10 day Weighted     Increase in     Effective Date of       Ratio as
Record Date of ARC Energy     Exchange        Trust         Average Trading      Exchange        the Increase in            of
    Trust Distribution          Ratio      Distribution     Price of AET.UN      Ratio **         Exchange Ratio        Effective
                                             per Unit    (Prior to the end of                                             Date
                                                              the Month)
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
      June 30, 2005            1.75594        $0.15             19.8477           0.01327           July 15, 2005       1.76921

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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


     For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600             Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9